UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

May 2, 2006	TSX-V Trading Symbol: ASX
OTCBB Trading Symbol: ASXSF

 ALBERTA STAR RECEIVES FORMAL APPROVAL FOR A SECOND 25,000 METER “CLASS A- 5 YEAR DRILL PERMIT” FOR THE ELDORADO IRON OXIDE COPPER, GOLD, SILVER, AND URANIUM PROJECT IN THE NORTHWEST TERRITORIES

Alberta Star Development Corp., (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that it has received formal approval from the Sahtu Land and Water Board (SLWB) for a second 25,000 meter “Class A- 5 year drill permit” (“the Permit”) at it’s Eldorado Iron oxide, copper, gold, silver, and uranium project located in Canada’s Northwest Territories.  The Company is now fully permitted for 40,000 meters of diamond drilling at Contact Lake and in the Eldorado Uranium Belt in the Sahtu Dene Land Settelement region.

25,000 METER DRILL PERMIT ELDORADO IOCG & URANIUM PROJECT-APPROVED AND ISSUED

Alberta Star has now completed all of the requirements for its drill permitting which included the finalization of a comprehensive First Nations Traditional Educational Knowledge Report (‘TEK”). The TEK report was completed in collaboration with the Deline Land Corporation and was prepared with detailed input from many of the Sahtu Dene Elders. The TEK report also included a wildlife environmental baseline study of the Port Radium and Eldorado uranium district. Alberta Star recently signed a 5 Year Cooperation and Benefits Agreement with the Sahtu Dene and Metis in the Sahtu region.  The Port Radium-Eldorado uranium district which is located in the Sahtu region was one of the top uranium producing areas in Canada during the 1930’s and 1940’s, with over 15 million pounds of historic high grade uranium production. Alberta Star has now completed one full season of comprehensive exploration in the area and has confirmed the presence of high grade copper, gold, silver, cobalt nickel, bismuth and uranium mineralization. The Company is now approved for over 40,000 meters of diamond drilling in the Contact Lake and Eldorado IOCG & uranium districts and has received permission to drill from the Chief Inspector of Mines.   Alberta Star continues to demonstrate to local communities the value it places corporately on safety, environmental integrity, social responsibility and economic development.  .

Alberta Star’s President and CEO, Tim Coupland, commented: “We have now successfully secured and fully permitted our entire claim-block for over 40,000 meters of diamond drilling. With two “Class A -5 Year  Drill Permits” now issued,  the Company has successfully completed one of the most detailed and  rigorous permitting process in the Great Bear Lake Sahtu Land settlement area for mineral exploration.  Drill permitting is still one of the greatest hurtles a Company faces in mineral exploration in the Northwest Territories.  The Company has now completed and is fully permitted for long-term drilling in what analysts are calling a mining “Super-cycle”, where base and precious metals, more specifically copper, gold, silver and uranium prices continue to rise due to increased world-wide demand.

We were among the very first companies to begin acquiring advanced stage poly-metallic and uranium projects in this region, prior to the rapid rise of base and precious metals and uranium metal prices. Application for permitting was commenced immediately, as well. We made all of our strategic property acquisitions through timely staking,  which allowed us to assemble one of the largest contiguous land packages complete with detailed datasets in one of Canada’s most historically famous iron oxide, copper, gold, silver, cobalt and uranium mineral districts.

Alberta Star would like to thank all of the Sahtu Dene leadership past and present; Leroy Andre, Raymond Taniton, Walter Bayha, the Sahtu Dene and the Community of Deline, Northwest Territories for their hard work, community input, and for their continued vote of support on the Contact Lake & Eldorado iron oxide copper, gold, silver and uranium projects situated in their district. We are honored to be your partners and look forward to showcasing our partnership to other communities situated in Canada’s Northwest Territories.

 15,000 METER DRILL PROGRAM-CONTACT LAKE IOCG & URANIUM PROJECT

A recently completed interpretation report by Dr. Hamid Mumin of Brandon University, covering the various geophysical data sets and available geological information relating to the Contact Lake property recommended the execution of a comprehensive exploration program for 2006. The exploration program includes additional ground and airborne geophysics such as localized Induced Polarization/Resistivity (IP/Res) geophysics over selected portions of the high-amplitude magnetic anomalies, mapping, line-cutting followed by a comprehensive 15,000 meter drill program at Contact Lake, targeting the high-priority areas. The program provides that the scheduled holes will be drilled to an average depth of 200 -500 meters per-hole using a Boyles 25A. Drilling is expected to commence in May 2006.

CONTACT LAKE & ELDORADO IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECT

The Contact Lake & Eldorado projects are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The projects are situated 670 kilometers north of the city of Yellowknife. The total size of the Contact Lake & Eldorado project and surrounding area is over 51,473.96 acres in size. Alberta Star’s mineral tenure in the Eldorado Mineral Belt covers hundreds of known or recorded silver, copper, cobalt, rare earth elements, and uranium occurrences in Proterozoic rock that correlate with rock of other IOCG deposits worldwide (Olympic Dam in western Australia, Kiruna Belt of Sweden). The Eldorado IOCG Project area includes two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Mine is a former past producer of silver and high-grade uranium.  The Contact Lake & Eldorado uranium belt encompasses a mineral rich portion of the Great Bear Magmatic Zone, as evidenced from the production records of five former past producing silver and uranium mines in the area.  The five past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within the Company’s land package ownership. The Company is the first mineral exploration company in 75 years to successfully stake, acquire and control one entirely contiguous land package in this mineral rich region of the Northwest Territories. The Contact Lake and Eldorado Uranium Belt has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions in Canada. The current May 2, 2006 spot price for Uranium is now $41.50 US per pound, Copper $3.29 per pound and Gold $658.50 per ounce.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. Alberta Star is focused in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s in-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

 Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Contact Lake project.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.